Exhibit 99.1

August 28, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding the Announcements by the Company’s Consolidated Subsidiaries, U. Dori Construction Ltd. and U. Dori Group Ltd., with Respect to their Financial Reports

Further to the Company’s immediate report dated July 28, 2014 (as incorporated by reference herein from Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission on July 28, 2014, the “Original Report”) regarding, among other things, the announcement of its consolidated subsidiary, U. Dori Group Ltd. (“Dori Group”) (of which 73.88% of the latter’s shares are held by Gazit-Globe Israel (Development) Ltd., in which the Company itself holds a 82.5% stake), of an expected loss attributable to shareholders, due to the announcement by Dori Group’s own consolidated subsidiary, U. Dori Construction Ltd. (“Dori Construction”) (of which Dori Group holds a 59.7% stake) regarding a material deviation in the estimated costs and expected revenues of the projects under construction (the “Estimates”), and the expected impact on the Company, the Company would like to report the following:

On August 28, 2014, Dori Group announced that, further to the earlier announcement today from Dori Construction, whereby, after completing most of the review and verification of its financial data, the management of Dori Construction assessed that there is a deviation in the Estimates in an aggregate amount of approximately NIS 445 million (approximately US$ 125 million) (the “Deviation Amount”) (which, according to the review conducted by the external supervisor appointed by a special board committee of Dori Construction, is not expected to vary by more than 5%, either up or down). Dori Group expects that the impact of the aforementioned on its second quarter of 2014 financial results will be to decrease the equity attributable to shareholders of Dori Group by an estimated amount of approximately NIS 264 million (approximately US$ 74.1 million), and to reduce the total equity of Dori Group, as reported in its consolidated financial statements (including minority interests), by an estimated aggregate amount of approximately NIS 445 million (approximately US$ 125 million), subject to changes as a result of the completion of the review process at Dori Construction.

The effect of the above is to decrease the equity attributable to the shareholders of the Company by an estimated aggregate amount of approximately NIS 279 million (approximately US$ 78.4 million) and to reduce the total equity (including minority interests) of the Company, according to its consolidated financial statements, by an estimated aggregate amount of approximately NIS 445 million (approximately US$ 125 million).

In addition, as of the publication date of this report, Dori Group assesses that part of Deviation Amount (pursuant to the aforementioned reporting by Dori Construction) will be attributed across a number of earlier reporting periods included in its financial statements, from the fourth quarter of 2012 up to and including the first quarter of 2014, as follows:

	4th Quarter 2012	1st Quarter 2013	2nd Quarter 2013	3rd Quarter 2013	4th Quarter 2013	1st Quarter 2014
Estimated deviation attributable	NIS 53 million (approximately US$ 14.9 million)	NIS 29 million (approximately US$ 8.1 million)	—	NIS 38 million (approximately US$ 10.7 million)	NIS 117 million (approximately US$ 32.9 million)	NIS 76 million (approximately US$ 21.3 million)

*	The table does not include the deviation attributed to the second quarter of 2014 estimated at approximately NIS 132 million (approximately US$ 37.1 million).

The effect of the change in the estimates for the abovementioned periods for the Company is between 36.4% and 42.2% of the figures stated in the table. Accordingly, and in light of deviations attributed to the prior financial statement periods, the decrease in the profit attributable to the Company’s shareholders for the second quarter of 2014, is expected to be lower than stated in the Company’s Original Report dated July 28, 2014.

It should be noted that the above data, including the reporting periods to which the amount of deviation will be attributed may vary, partly due to the completion of the review and verification procedures currently being undertaken by Dori Construction and accordingly, Dori Group, as noted above, and remains subject to the audit of their external auditors. The Company will review the implications of the above on the Company, including the need for any restatement of financial results.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.